							EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

	Years ended September 30					Nine months ended June 30
	2002	2003	2004	2005	2006	2006	2007
EARNINGS

Income from continuing operations	$27	$103	$311	$1,958	$183	$126	$169
Income taxes	14	52	100	(230)	29	42	52
Interest expense	133	121	112	87	8	6	7
Interest portion of rental expense	19	20	20	20	18	13	14
Amortization of deferred debt expense	2	2	2	3	-	1	1
Distributions in excess of (less than) earnings
of unconsolidated affiliates	20	(89)	(260)	(246)	(6)	(3)	(9)
	$215	$209	$285	$1,592	$232	$185	$234

FIXED CHARGES

Interest expense	$133	$121	$112	$87	$8	$6	$7
Interest portion of rental expense	19	20	20	20	18	13	14
Amortization of deferred debt expense	2	2	2	3	-	1	1
Capitalized interest	-	-	-	1	3	2	1
	$154	$143	$134	$111	$29	$22	$23

RATIO OF EARNINGS TO FIXED CHARGES	1.40	1.46	2.13	14.34	8.00	8.41	10.17